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                                UNITED STATES                    SEC FILE NUMBER
                      SECURITIES AND EXCHANGE COMMISSION         0-11656
                            Washington, D.C. 20549               ---------------
                                                                 ---------------
                                                                  CUSIP NUMBER
                                 FORM 12b-25                      95058J 10 9
                                                                 ---------------
                          NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:  December 31, 1998
                                  ----------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 -------------------------------
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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
                 The Wendt-Bristol Health Services Corporation
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Full Name of Registrant

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Former Name if Applicable
                        Two Nationwide Plaza, Suite 760
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Address of Principal Executive Office (Street and Number)
                              Columbus, Ohio 43215
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

See Attachment "A"

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Charles R. Cicerchi                614            221-6000
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
                                                                [X] Yes   [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         See Attachment "A"
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                 The Wendt-Bristol Health Services Corporation
             -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March 31, 1999               By /s/ Charles R. Cicerchi
    -------------------------         ------------------------------------------
                                      Charles R. Cicerchi,
                                      Principal Financial and Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------  ATTENTION  ----------------------------------
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                  THE WENDT-BRISTOL HEALTH SERVICES CORPORATION
                                   FORM 12b-25
                           DECEMBER 31, 1998 FORM 10-K

                                 ATTACHMENT "A"


PART III - NARRATIVE

Registrant has a limited number of financial and accounting personnel. Significant priority time has been devoted in recent weeks to, among other issues, the following matters:

         (a) Finalizing details of the purchase of a building leased/occupied by an entity in which a subsidiary is a partner and manager of operations.

         (b)   Implementation of a new Y2K compliant accounting system.

         (c)   Preparation of a nursing home Medicaid Cost Report.

         (d) Integrating the operations and accounting/financial reporting of a newly-constructed imaging/nuclear medicine and radiation therapy facility that was completed in the fourth quarter of 1998.

         (e) Completion of the audit related to the financial information included in the Form 10-K.


Part IV - OTHER INFORMATION

Prior year's net income of $1,782,000 included the gain on the sale of two nursing homes (pre-tax $1,778,000). Current year's results of operations will reflect a net loss, which is attributable to a decline in census at the skilled nursing facility, the integration of new operations and overhead attributable to the Company's transition into additional facilities. An estimate of the expected loss is pending completion of additional analyses for the year-end audit.